Filed by: Pinnacle Financial Partners, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Companies: Pinnacle Financial Partners, Inc.
Commission File No. 000-31225
Synovus Financial Corp.
Commission File No. 001-10312
Date: July 25, 2025

The following Pinnacle employee town hall meeting was made available on July 25, 2025:

Terry Turner:

Thank you for being here. I want to start with this, I am incredibly excited about this transaction. I see people, and of course everybody's reading something, they're not sure what to think about it and so forth. People say, "Terry, are you okay?" Trust me, I'm okay. This is a great thing. It's not by accident. It's a thing that we have worked on and thought about and planned for in many ways for a long time. I want to start with this comment right here, you know I love you. I love what we have built here. This is a special place. I remember, whatever it is, three or four blocks down the road, 34 people, one branch location, trying to dream some dreams. And so, the dream was that we were going to build the best financial services firm and the best place to work in Nashville. And so, we did that, and we broadened it out to middle Tennessee and Tennessee and the southeast and all those kinds of things.

And so, the vision was, best financial services firm and the best place to work because those two things have to go hand in hand. You can't sustain being a great financial services firm if you're not a great place to work. And so, man, I think about all of the awards. I literally in the shower this morning, this will scare you, I was thinking about... You can't unsee it, sorry. But literally I was thinking about, I wonder how many best workplace awards we've won, and it's more than 100. That's a cool thing. It just started with a simple dream. But in total, all the markets, all the years, all the national things, all that stuff, it's well more than 100 best workplaces awards, so thank you for joining the vision, for doing it. When you think about the rest of being a great financial services firm, it gets to, can you create raving fans? We do that. Southeast number one net promoter score among businesses with sales from one to 500 million. That's extraordinary.

I think 2024 we had the number one net promoter score of the top 50 banks in the United States. Nobody creates raving fans like we have done over time with one exception, which is Synovus. And I'm going to talk about that here in a minute. And so ultimately your measure's got to be, if you're trying to be a great financial service firm, you got to produce shareholder returns, ultimately that's the great test. And so, we produced extraordinary shareholder returns, I think the best over a twenty-year period or the second best, maybe over a twenty-year period, which is pretty extraordinary. All that stuff is really great. I don't think I've been to a meeting with you in the last three or four years that somebody's not saying "Terry, exactly what's the succession plan here?" You know that everybody's scratching their head wondering, why are we going to come up with a succession plan? Some of you have heard me say, "Look, I'm in no hurry. I like what I'm doing." That's a true statement.

And some of you've heard me say, "Look, the board candidly has to think about this thing across what's the best play we can make." And we got people that we call high-performing candidates that we think about and try to move around and give opportunities to and so forth. There are people outside this company who have expressed interest in coming to run it, who have the skill and the capacity to do it. They live in a place like New York, and they have a wife in Nashville, and so they'd love to be here and love a turn to do this and those kinds of things. We got banks we can buy, mergers we could do, we got people interested in buying the company. There are all kinds of ways to create succession.

And so, I'm going to bet I know every one of those alternatives. I know the candidates. I know the banks. I know who wants to buy and who wants to merge. I know all those things. And if you said, "Terry, just whatever you do, throw all that stuff out the window. Just bring me the single best person to run the next leg of this race," I'd bring you Kevin Blair. That's not an exaggeration. It's not puffery, it's not blowing smoke. I mean that from the bottom of my heart. Some people have heard me say, Kevin and I are friends. We've traveled together at investor conferences together and so forth. I take Debbie with me on a lot of those investor trips. And so, she knows Kevin. And we've been to dinner with Kevin and Samantha, and she knows lots of other people, lots of other banks, all our peers that are on the investor circuit together and all that kind of stuff. And over time, I've talked with her. I talked to her about just about everything.

I said, "Well, maybe we might think about doing something like this." Or "I don't know if we could work this out. Maybe we could try that." Different sorts of things, so when we got into deeper negotiations with Kevin, we were sitting on our porch having a Chardonnay, and she said, "Terry, doing something with Kevin Blair is the first thing you've said that makes any sense." That's like the strongest endorsement. Debbie, that is a very strong endorsement that she thought, "That would make sense to do something to Kevin." Anyway, I want to make sure you get... Some of you've heard me say I've got a plan to live forever, so far, I'm on schedule, still working on that plan. I'm still on schedule, but just in case we might need a succession plan, we might need somebody to run the next leg of this race. And I'm not joking, Kevin Blair is the best guy to run the next leg of this race. You'll hear from him in a minute. Kevin, you'll detect a genuineness and an authenticity for sure, which is important. And that's important to me.

I don't do business with people I don't trust, and so that's a big deal. But beyond that, I'm just telling you, Kevin's a horse. He understands the banking business. He understands how to grow this business and so forth.

I’m going to comment here quickly. I’m way over my time here, but...

Kevin Blair:

I'm used to it. I'm used to it.

Terry Turner:

So, the stock, the stock's been trading off and it's trading off today and so forth. This is a really important idea. Number one, you need to know, we've been working on this. We had a well-organized plan to roll this thing out in an orderly way and tell the story our way, which is a fabulous story. But we had a leak, which is a disaster because once you have the leak, you hand the microphone to bad people, and they get to talk, and we don't. We got to stand on the sidelines till we can get a deal approved. So, we've had some people holding the microphone out there saying, oh, this going to be bad.

Pinnacle's paying too much. They don't even know what we're paying. And they're wrong when they put the number in there. They're just saying stuff. And so unfortunately, we're going to have to bring it out from 10 yards deep in end zone here. I mean, we just didn't get a chance to get it out like we wanted out like it needs to be out and should have been out. So, we're hampered there. So, we're going to have to work on it, but here's what I'll make sure you get. I've had a number of people see that stock at 90 bucks and they're wanting to hold my hand. "Terry, you going to be okay here?" Hey, I'm not concerned about the stock price one ounce. I'm not. I mean, I wish it were 140 instead of 90. I mean, I do, but I want to make sure you know this, Warren Buffett was famous for saying, "Your stock price in the short run is a voting machine, but in the long run it's a weighing machine."

And so, all he was saying is, man, people get out here in the short run. They just vote their sentiment. They just vote on a rumor. They just vote on some thing. And so, the stock will be bouncing around here for a while, but in the long term, it's a weighing in machine. And if you don't believe me, if you think about the share price return we created here, it's extraordinary. Literally it's unbelievable. And all it is, is this simple idea that we're going to compound earnings, we're going to compound revenue, and that weighs a lot when you keep doing that.

And so, this transaction, I was laughing with Kevin. Somebody said to him, "Kevin, why would you sell your company so cheap?" And it's like, we didn't sell the company. We're merging these companies because we're going to compound growth and compound revenue, and we can sort of prove that nobody will be able to do that like us. And so, at any rate, that's my sense of all of that. I'm going to turn the microphone over to Kevin and let him talk a little bit about where we're going, what we're doing, why this is good and so forth. So, Kevin, I'll just give it to you.

Kevin Blair:

I've learned that I always play second fiddle to Terry. We were on a PR call earlier this week and PR lady, Terry's answering a question, she says, "No, Kevin, that's wrong." I was like, "Joele, that wasn't me. That was Terry." She kept yelling at me. And then yesterday when I was meeting with your guys' board, I thought I'd given a great presentation. One of the board members virtually said, "Kevin, you're not on camera. You haven't been on the whole time. It just stuck on Terry." I said, I guess this is how it's going to go.

Terry Turner:

Never lose the spotlight. Make sure he gets the blame. This is going to be good. It's going to be great.

Kevin Blair:

It is truly a privilege to be in front of you guys. And I don't take this lightly. I want to acknowledge what you guys have done. You've heard it from Terry, and you've probably heard it from him every week that you've had a meeting, how phenomenal this organization is. We've seen it from afar on our side. And in many ways, as Terry said, we've tried to emulate what you guys do here at Pinnacle at Synovus Bank. We've been around for 136 years. We're headquartered in Columbus, Georgia. We were built at a mill worker who had a skirt, and she didn't have a place to put her money, so she would sew the money into the hem of her skirt. And one of the pieces of machine ripped her skirt while of her money fell on the floor, and the mill owner came and said, "Why do you put your money in your skirt?"

And she goes, "I have no safe place to keep it." That money then went into his safe and that became Columbus Bank and Trust. And that was 136 years ago. So, it was started on a random act of kindness. And I think about who our bank is today and what you guys have built. You started at building around your clients, your communities, and your team members. And that's what we have tried to do for so many years and we've been playing the catch-up game. I'll be honest with you, I came from a large institution and when I joined from that large institution, everybody told me that that bank was different. Synovus had this different feel to it, and it did. And it was because they care about their team members and care about their clients, and they care about their communities. And that's the same principles that Pinnacle was built on. I've enjoyed spending time with Terry and Debbie. She is delightful.

She is truly his better half, and I know Samantha is mine as well. What I've learned from Terry is how prideful he is in what you guys have created. And I'm not here to change that. And I'm also not here to fill Terry's shoes. I always say that Terry has big shoes to fill, and I can wear lots of socks. May not be able to completely fill them, and that's not my goal. My goal is to try to bring these companies together and make it a better place for all of us. Take both of our greatness, our strengths, and combine those to create an even bigger value proposition. And I think it is built on shared ambitions. What we talk about in our company is the same thing Terry talks about. We want to beat the big banks at their own game. We can out-function them, we can out-capability them, but you know what they forget about?

They forget about that personal service. They forget that they are not just a number. They're a person that wants to be given real financial advice. You guys do that. We try to do that. We're trying to get better at it every day. So, when you do one of these mergers, the first thing is you think the new guy comes in and says, his way is better and we're going to just do it his way. I hope you guys saw in the announcement, I told Terry, he says, courageous leadership. I don't know about courageous leadership. It was just a smart move. You guys have proven that you are the best growing bank in the country, time in and time out. And as Terry said, people bet against you. They've challenged him on his ability to continue to do that. He's gotten bigger and was he done? You guys have proven at time in and time out.

So, I said, Terry, if we're going to come together, it's not me applying my model. I want to be able to run your guys' model because it's really, really worked. And you'll see in the deck, we're not saying that we've been horrible. We've grown. We've had good EPS growth. We have great net promoter scores and we're proud of it. But my gosh, isn't that what we're trying to do to find that little extra bit that makes you even more exceptional? So, when I was on with my team this morning, I told them, I said, I'm so proud of Synovus. And I tell them, I love the Synovus name. I don't know what it means. I'll be honest with you, but I love putting my…

Terry Turner:

I thought it was Synovus.

Kevin Blair:

It is. When you get on CNBC, Terry, I tell you that. The gentleman who created our name in 1980, so up until 2017, we ran our company as 29 independently branded banks. So, in Atlanta, we were the Bank of North Georgia. In Columbus, we were Columbus Bank and Trust. And Birmingham, we were First Commercial Bank. They did that up until 2018, but they had this name Synovus at the holding company and the CEO who was a legendary CEO, Jimmy Blanchard, he came up with it. He went to one of these consultants, I think the same guys that went and talked to Truist, I believe,

And he said, we need a new name, we need something really cool. And he said, okay, this is synergistic. You guys are going to come together, synergistic. And it's new, novus, Synovus. And I was like... So, when I called him yesterday to tell him that we were doing this deal before we announced it, I said, "Jimmy, I just need to let you know that we're changing the name to Pinnacle." And he said, "Thank God." So, it shows you maybe our affinity towards this name isn't as great as you might have thought, but it will be emotional for our team members because again, they've had that name, and they wear it proudly. I told them this morning that just because you change your name, it doesn't change your values, your integrity, who you are inside the four walls of the bank. In many ways it's a reminder of our legacy, but I think Pinnacle is a better name for our future. We're always trying to get better with continuous improvement.

I could talk a lot about us, but I don't want to do that. The question you probably have is, how's this going to work going forward and what's going to change? Well, we have a six-month timeframe or hopefully shorter. We have to get this deal approved by our shareholders. We have to get this deal approved by the regulators. And once that occurs, and we think that will occur in the first quarter of 2026, we'll have a lot of work to do to make sure that these companies come together. And when I say come together, that doesn't mean changing what you do. And I want to say that again because when we did the math on this deal, what was pretty amazing is that we only overlapped in 11 markets, and that was a very small percentage of our deposits. Only 6% of the company's combined deposits or in these overlapping markets where we both have strong presence. And so that's unique. Most MOEs, you're going in there, you're closing branches, you're cutting costs. Terry and I talked about this a lot yesterday along with Harold and Jamie. This is not a cost-cutting exercise. The total companies will only reduce their expenses by roughly 9% in 2027, and that translates only into five or six hundred team members. Now I say only five to six hundred team members, and I don't take that lightly.

I'd like to not lay off a single person, but we will have redundancies. We'll have to figure those out. And what Terry and I agreed to is we're going to choose the best team to run this company going forward. The second thing, and I said this to Terry in front of my board yesterday, I think that where most people mess up in these MOEs is they come in and they start overlaying all the things that they do on the other party. And what I said to him is, we're going to put this change management layer in place that nothing will change for the Pinnacle team members or associates. And nothing will change on our side without me signing off on it. Not one additional learning and development course, not one form you have to fill out, not a new login on the system.

Because I think what happens is each of you are trying to evaluate, "Is this the same place I've worked at for 10 years, 20 years, 30 years?" And the first time that we change something, you'll be like, "This is starting to feel different." And so, my leadership, what I want to do is to parrot what Terry's been doing, being extremely transparent. I'm going to tell you everything that we're doing. Yes, there'll have to be some systems that have to convert. Yes, we'll have to do some things differently, but my commitment to you is to make that as seamless and easy as it can be. So, it doesn't change what makes this company amazing, which is the lack of inefficiencies, the lack of bureaucracy. And I'm going to export that to our team.

I can tell you that, I know that. Number two is when we're making those changes, I want to tell you, I don't have all the answers. Your input matters. Your voice matters. And so, we need to sit down before we start making a bunch of changes and saying what works? What works the best over here? We'll talk about what works at Synovus. Maybe there's a better mousetrap that we both can solve for. But ultimately, I think it's not just about coming up with a vision and motoring down that path for how to get there. And three, it just gets back to transparency. If we're having to eliminate jobs or to make any decisions, one of the things that I know is that there's a lot of opportunity in a growth organization.

And if you're constantly growing, and we talked about this on the call yesterday, we will be the fastest expense growth bank in our peer set. So, everyone wants to fixate on maybe there's some call synergies. We want to fixate on the fact that we're going to be growing our expense base faster than any other bank in this regional bank space. And that has to correlate, as Terry reminds me, and also the fastest growing revenue because those two need to drive one another. So, this is not a story of overlapping markets. It's not a story of branch closures. It's not a story of 25, 35% cost savings. It's a story of two great organizations coming together and finding the best way to continue to beat the big banks.

And I think we can do that. And when I was on the phone this morning with our 4,000 team members, we have teams. You guys use Zoom. I got more heart emojis this morning than I think I've ever gotten. I don't know how that happened, but at least I think they're fired up. They're fired up because many of those people, I got emails last night who know people that work here that know what you stand for. And I think if they're going to partner with someone, they want to partner with another great organization. And that's what we got this morning. People are super excited about it. And number two, they're anxious, right? Everybody wants to know what it means to me. And I know everybody in this room probably thinks the same thing.

Well, it's easy for that guy to get up in front because his name was in the press release. He's going to be the CEO. I don't take that lightly. It actually keeps me up at night because I want to make this thing work. And I've told Terry with him and I together working together, and you'll see this man will be the chairman of the board, which is a very important role to make sure that we deliver on these promises. And you may have also seen in the deck that we're going to deliver on those 70% top box scores. We're going to deliver the same level of client engagement, those NPS scores, and we're going to deliver top quartile results. And he's going to hold me and the entire leadership accountable delivering those.

And I think those are the same goals that you guys have been living on for 25 years. They're not changing. So, I hope that you recognize there are going to be challenges. I told our team this morning, I'm going to make a mistake. You're going to think, "That guy's crazy. What is he doing?" And it's not lost on me when you guys see things like the company headquarters in Atlanta, I get that. I had to have that same discussion this morning with our team members who were in Columbus who said, "You're abandoning Columbus." We're not abandoning you anywhere. We're planting a flag in Atlanta. We're keeping the bank headquartered here in Nashville. And we think by putting another flag in Atlanta, since that company SunTrust left, they've had a real gap.

We're filling a gap in that marketplace and there's tremendous growth there. And I'd like to emulate what you guys have done here in Nashville and be able to take that sort of 20% share in a major MSA in Georgia. So, we won't be perfect, but I just ask the same thing out of you guys. Give us a chance. This thing's going to work. And as Terry and I walked in this morning, I was feeling maybe a little bit of the same morose feeling he had when you look at the stock market. We talked to a lot of investors and people this morning, and what I said to him is, "It's really sad that these people that invest in stocks, what they're telling us this morning, it's not that this is a bad deal."

They know it's not a bad deal. They look at those same slides that show we're going to be number one in growth. We're going to be number one in NPS scores. We're going to be number one in return on tangible capital. Any investor that says they don't want to invest in a bank that has number one and all those, they're crazy. What they're telling you is they would've rather had Terry and I sell to PNC or to Fifth Third and get a 25, 30% premium because they would've made more money. But I can tell you they would've made more money but both of our team member base, both sets of associates would not have won in that transaction because that big bank would've come in here and said, "The headquarters is going to Cincinnati. It's going to Pittsburgh. We're getting 35% cost cuts, and it's all coming out of you guys. It's not coming out of our world." And so that's what they're telling us they want it.

And that's not what I want. That's not what this guy wants. He cares about this company more than any CEO I've ever been around. And he wants to make sure that what he's built, and I want to make sure what we've built continues for many years to come as who we are, not as part of another organization that strips out the chassis of our franchise to be able to satisfy a bunch of hedge funds. So, Terry, with that, and I know we have five minutes. I just opened up for questions for you and I.

Terry Turner:

Ashley.

Pinnacle Employee (Ashley):

Good morning.

Terry Turner:

Good morning.

Pinnacle Employee (Ashley):

As we say in the south, where are you from?

Kevin Blair:

Actually, I grew up in Virginia, right outside of Charlottesville, Virginia. I went to James Madison University, very small school there. I walked on the football team, which meant I was a tackling dummy. You won't see any stats in the record books for that. And then I moved to Atlanta about 20 years ago. I worked at SunTrust for 18 years, and I joined Synovus as the CFO in 2016 and was promoted to the COO and President in 19. And we were very fortunate to have Jamie Gregory join us as our CFO, which he took the CFO role to another level. I can tell you that.

Terry Turner:

I might say quickly. He mentioned Jamie. I've told a lot of people, you know this. Harold's much loved. He does great work. He's always served as my straight man, which I appreciate. But he's humble, he's straightforward. He has looked after us so well. You'll find exactly the same thing with Jamie. He's got a little more hair and he's darker, but it will feel the same. I promise you.

Kevin Blair:

And Terry, just a little fact for all you guys. When he gets stressed out, it gets higher and higher. So, if you want to know when to call him, if the hair's really high, just keep walking. I also, as Terry mentioned, my wife Samantha, I have four children, which is from my age, you're going to hear 25, 22, 10 and 9. So it keeps me busy. And when Terry and I see each other, we have a place near where Terry has a home up in North Carolina. And I don't get to spend as much time socially because I'm usually chasing two kids around a pool or around a fishing pond. But I can commiserate with Terry because he has his grandchildren up there at the same time.

Pinnacle Employee:

Terry, what will the board look like going forward? Oh, sorry.

Terry Turner:

Yeah, the question was what will the board look like going forward? We will have a combined board, have 15 members. It will be eight that will come from the existing Pinnacle board, seven that'll come from the existing Synovus board. I'll Chair the Board. Rob will be Vice Chair of the Board, and a guy named Tim Benson, who I happen to know, is his Lead Director and he will be the Lead Director. So that's sort of the structure. The rest of the stuff, committee structures and so forth, there's probably modest modification in that. Not a lot, but-

Pinnacle Employee:

Do you have names yet?

Terry Turner:

Oh no, we won't make these selections for a little while, and I appreciate that question because this is important. Guys, we're talking and dreaming about the future here, and that's a good thing and we're talking about the changes and so forth, but what I need to make sure you hear and when you get up and leave this room, you need to get back to your desk and get to work on the BHAG. I'm serious, this thing's not going to close till first quarter next year. We got a ways to go. And so, we're still chasing the BHAG here and as you know, we're at 115% accrual rate. We need more if we're going to hit the BHAG.

And so that's a really important idea. So, I'm tying that to the board discussion. I still got to operate with this board for a period of time. And so, it'd probably be much later in the process before we pick and choose who's going to stay and go on.

Kevin Blair:

And Terry, let me just ask something. Rob McCabe, I didn't bring up Rob. I know he is over in France, but if you guys saw on the deck, he is going to be our Chief Banking Officer. So, every line of business in both Pinnacle and the legacy Synovus will report up through Rob. And that was intentional for me. I told Terry back to this whole thing of taking your model and trying to apply it to Synovus. I said, "He's been the guy that's been the architect of this geographic growth model. I want to put all of our people under Rob's tutelage and have him show us how it's done. How do you do the recruiting you guys do? How do you have the type of NPS ongoing success you have?"

And so, I'm super excited to have him come back across the pond, and he was texting me this morning about his meetings he's already setting up for August. So, he may be enjoying himself on a boat, but he's still working. I know that.

Terry Turner:

Yep. Yes, ma'am.

Pinnacle Employee:

Oh. In yesterday's call, you mentioned the integration management office. And I know there's a lot of questions to be answered still, but what do you expect that to look like? Will it be internal? Will it be a mixture of associates?

Kevin Blair:

That's a great question. We call it the IMO, the Integration Management Office. And I'd ask my Chief of Staff, Jennifer Upshaw, I wish she were here. She went back with her family. They were on vacation this week. We pulled her off vacation to come in and help us a little bit. She'll lead it, but what you'll see, you'll start getting requests, maybe through you, Harold. We'll put people on it from both companies. And what it's really intended to do, as Terry said, is we need to keep as many people doing their day job as they can do. Because if Pinnacle or Synovus limps across the finish line in December, it's going to make it harder for us to prime the pump to get it growing again on the other side. So, we want to take some people out of their roles to say, "Look, let's build a plan," whether there are policies that need to be adjusted, whether they're technology decisions.

I see Randy here, we'll be working on how do we bring all that together? And we will leverage a third party in Deloitte to help us put that together. The plan's already in place in all the different work streams. Now we just have to fill it with positions on both sides.

Terry Turner:

I hate to do this, but I think it's time. So, I think we're out of time, I guess is the best way to say that. So, I apologize for that. A couple of things, just in closing. You know, most of the time, I would sit up here and answer your questions till you got done. I wish I could do that.

So anyway, what we'll do going forward, because I want to make sure you get your questions answered. All right? So let me give you an address here. Questions@pnfp.com, questions@pnfp.com. If you've got questions, send them to us. Just in terms of setting expectations, don't expect me to be right back to you when you send that. We'll accumulate them. We'll make sure, because a lot of these things we won't know the answer to, but we can figure out and get an answer. We'll work together to get an answer, and we'll give that answer to everybody on both sides as we go. And so, every week or two, if we've got some questions, we'll just roll those questions out with answers, so you get all the stuff. Again, we're under a little more of a microscope on this transaction. So anyway, that's the way we'll handle the questions.

Again, I hate to cut this off, but we got lots of people that need to get back to work. Please do that timetable again. We've announced it. We've got to get regulatory shareholder approvals. We expect that in first quarter. We'll become technically a company, but probably another 12 to 14 months before we get to systems conversions. And so again, this is quite a hike here. And so again, we need to do what we do best, that's grow our earnings, keep doing exactly what you've been doing. The assignments are no different this morning than they were last week. Thanks so much. We appreciate you.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities. Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@synovus.com (706) 641-6500	investor.relations@pnfp.com (615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.